Exhibit 10.10

			       EMPLOYMENT AGREEMENT

	THIS AGREEMENT is made and entered into effective as of the 31st day of December, 1996, by and between SCAN-OPTICS, INC., a Delaware corporation with its principal office in East Hartford, Connecticut (the "Corporation"), and James C. Mavel, (the "Executive").

			       W I T N E S S E T H:

	WHEREAS, The Corporation desires to employ the Executive and to be assured of its rights to his services in an executive capacity on the terms and conditions hereinafter set forth, and the Executive is willing to accept such employment;

	NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

	1.     Employment.

	       The Corporation hereby employs the Executive as its President and Chief Executive Officer and in such other executive capacities as the Board of Directors of the Corporation may from time to time designate, and the Executive accepts such employment and agrees to serve in such capacities upon the terms and conditions hereinafter set forth.

	2.     Term.

	       The term of the Executive's employment under this Agreement (the "Term") shall commence on December 31, 1996 and shall continue until the Executive's employment is terminated by either party in accordance with the terms of this Agreement.

	3.     Duties of Employment.

	       During the Term, the Executive shall perform all duties assigned or delegated to him from time to time by the Board of Directors of the Corporation, and shall perform all acts and services customarily associated with his position as President and Chief Executive Officer of the Corporation, devoting his full time, best efforts and attention to the advancement of the interests and business of the Corporation hereunder, and shall not be engaged in or concerned with any other duties or pursuits which are competitive or inconsistent with the business of the Corporation.

	4.     Compensation and Benefits.

	       As compensation for the services to be rendered by the Executive hereunder:

	       (a) The Corporation shall pay to the Executive a base salary of TWO HUNDRED THOUSAND DOLLARS ($200,000) per year of the Term or such greater amount as the Board of Directors of the Corporation may from time to time determine, payable in equal monthly installments.

	       (b) The Corporation shall pay the Executive annual incentive compensation as a participant in the Corporation's annual management bonus program, involving both potential cash and option benefits, in amounts to be determined by the Stock Options and Executive Compensation Committee of the Board of Directors following the availability of annual financial results and taking into consideration the Executive's attainment of the management objectives determined annually by agreement between said Committee and the
Executive.   Such incentive compensation will be paid within sixty (60) days after the end of each year of the Term.

	       (c) During the Term, the Corporation shall purchase and maintain for the Executive and his designated beneficiaries term life insurance on the life of the Executive in the face amount of $550,000.

	       (d) During the Term, the Corporation shall provide the Executive with a late model automobile of a model chosen by the Executive, equipped with a telephone, shall replace such automobile every three years, and shall pay all maintenance, insurance, tax and licensing expenses associated with such automobile. The automobile shall be leased at a lease rate not to exceed $800 per month or owned by the Corporation.

	       (e) The Executive shall be entitled to participate in the Corporation's health and disability insurance plans in effect from time to time. The Executive may participate in other Employee Benefits of the Corporation available generally to its executive employees to the extent and on such terms as the Board of Directors of the Corporation shall in its sole discretion determine.

	5.     Expense Reimbursement.

	       (a) The Corporation shall reimburse the Executive for reasonable expenses not exceeding $2,000 per year incurred by the Executive for accounting and income tax return preparation services and tax advice. Such amount shall be deemed income to the Executive for purposes of income taxation.

	       (b) The Corporation shall reimburse the Executive for ordinary and necessary business expenses incurred by the Executive in the course of performing his duties hereunder in accordance with the expense reimbursement policies or practices of the Corporation in effect from time to time.

	6.     Vacation.

	       The Executive shall be entitled each year of the Term to a vacation of four (4) weeks or of a length determined by the Corporation's vacation policy in effect from time to time, whichever is greater, during which time his compensation shall continue to be paid as provided in Section 4.

	7.     Confidential Information.

	       The Executive understands that in the course of his employment by the Corporation, the Executive will receive certain trade secrets, lists of customers and other confidential information concerning the business of the Corporation, which the Corporation desires to protect. The Executive agrees that he will not, at any time during or after his employment by the Corporation, divulge to anyone outside the Corporation or use for his own benefit any confidential information or trade secrets of the Corporation, including but not limited to the management methods, operating techniques, customer lists, costs, technology, know-how, prospective acquisitions, employee lists, training manuals and procedures, personnel evaluation procedures, collection procedures and non-public financial reports of the Corporation. The Executive further agrees not to use any such confidential information or trade secrets in competing with the Corporation at any time during or after his employment by the Corporation.

	8.     Inventions and Discoveries.

	       (a) The Executive agrees that all inventions patentable or otherwise, trade secrets, discoveries, improvements and ideas (hereinafter collectively called "developments"), which he, alone or jointly with others, may conceive, make, develop, or acquire during the period of his employment by the Corporation (whether or not pursuant to this Agreement) or within one (1) year thereafter, shall be the sole property of the Corporation.

	       (b) The Executive shall promptly and fully disclose all such developments to the Board of Directors of the Corporation or to such persons as the Board of Directors may designate, and shall not at any time during the period of his employment or thereafter disclose to or use for the benefit of any other person any of such developments. The Executive, at any time upon the request of the Corporation, whether or not then in the Corporation's employ, shall execute, acknowledge and deliver to the Corporation all instruments which the Corporation shall prepare, give evidence and do all other things which are necessary and desirable to enable the Corporation to file and prosecute applications for, and to acquire, maintain and enforce, all letters patent, trademark registrations or copyrights in all countries covering such developments. The Executive shall not contest, or take any action which might impair, the issuance, validity or scope of any of the foregoing.

	       (c) The Executive acknowledges that he shall not be entitled to any further consideration or remuneration for the performance of his obligations under this Section 8.

	9.     Covenants Not to Compete.

	       (a) The Executive covenants and agrees that, while he is employed by the Corporation and, if the Corporation elects an extension pursuant to Section 9(b), during the one (1) year period from and after the termination of his employment with the Corporation, the Executive will not

		       (i) directly or indirectly in any manner or under any circumstances or conditions whatsoever be or become interested, as an individual, partner, principal, agent, employee, stockholder, officer, director, trustee, or in any other capacity whatsoever, except as an owner of not more than one percent (1%) of the voting or other equity stock of a public corporation, in any other business similar to that of the Corporation or in any way in competition with the business of the Corporation within the United States of America, Canada, Japan and the other countries and jurisdictions in which the Corporation then conducts its business;

		       (ii) directly or indirectly establish, conduct, assist, or lend his name to any business organization which is then competing or attempting to compete or which may compete with any line of business now or during the term of this Agreement engaged in by the Corporation; or

		       (iii) directly or indirectly request, induce or otherwise solicit or attempt to influence any employee of the Corporation to leave such employment.

	       (b) At any time on or before the 15th day following the termination of the Executive's employment with the Corporation, the Corporation may, by giving written notice to the Executive, elect to extend the time in which the covenants in Section 9(a) shall be binding upon the Executive for a period of one-year from and after the termination of the Executive's employment with the Corporation. If the Corporation so elects such an extension, then, in addition to any severance pay that may otherwise be due the Executive pursuant to this Agreement, the Corporation shall also pay the Executive a Non-Competition Amount in an amount equal to the Executive's annual base salary at the time of termination, payable in twelve equal monthly installments.

	       (c) The Executive covenants and agrees that, during the one (1) year period from and after the termination of his employment with the Corporation, the Executive will not directly or indirectly solicit from any person, company or organization which was a client or customer of the Corporation during any of the twelve (12) months immediately preceding such termination, any business of any character similar to that done by the Corporation at the time of such termination or use any trademark or trade name which is similar to or might be confused with any trademark or trade name used in the Corporation's business.

	       (d)     If the Executive breaches any of the covenants in this
Section 9 and such breach remains uncured for more than ten (10) business days after the receipt by the Executive of written notice from the Corporation of a claimed breach and the nature of the claimed breach, then in addition to all other remedies available to the Corporation, the Executive shall forfeit all amounts otherwise due and unpaid under this Agreement.

	       (e) The parties hereto believe that the restrictive covenants of this Section 9 are reasonable. However, if at any time it shall be determined by any court of competent jurisdiction that this Section 9 or any portion of it, as written, is unenforceable because the restrictions are unreasonable, the parties hereto agree that such portions as shall have been determined to be unreasonably restrictive shall thereupon be deemed so amended as to make such restrictions reasonable in the determination of such court, and the said covenants, as so modified, shall be enforceable between the parties to the same extent as if such amendments had been made prior to the date of any alleged breach of said covenants.

	10.    Remedies.

	       The Executive hereby acknowledges that his services are unique and extraordinary, and are not readily replaceable, and hereby expressly agrees that the Corporation in enforcing the covenants contained in Sections 7, 8 and 9, in addition to any other remedies provided for herein or otherwise available at law, shall be entitled to apply to any court of equity having jurisdiction for injunctive relief restraining him in the event of a breach, actual or threatened, of the agreements and covenants contained in Section 7, 8 and 9.

	11.    Termination of Employment.

	       (a) Upon Death or Disability. The Executive's employment under this Agreement shall terminate upon the death or disability (as hereinafter defined) of the Executive. In such event, the Corporation shall pay the Executive or his legal representative the accrued amounts specified in
Section 11(f), and the Corporation shall have no further obligations under this Agreement. For purposes hereof, the Executive shall be deemed disabled if his physical and/or mental condition medically is such that he personally is unable to perform those duties he would otherwise be expected to continue to perform as President and Chief Executive Officer of the Corporation and his nonperformance of such duties can reasonably be expected to continue or does continue for not less than three months. The final decision of total disability hereunder shall be made by the Board of Directors of the Corporation.

	       (b) By the Corporation for Cause. The Corporation may terminate the Executive's employment upon written notice if the Executive, prior to any termination by the Executive for Good Reason, has (i) breached his obligations under this Agreement and such breach remains uncured for more than ten (10) business days after receipt by the Executive of written notice from the Corporation of a claimed breach and the nature of the claimed breach, (ii) neglected or refused to attend to the material duties assigned to him by the Board of Directors of the Corporation, and such neglect or refusal remain uncured for more than ten (10) business days after receipt by the Executive of written notice from the Corporation of the nature of the claimed neglect or refusal, (iii) engaged in willful or reckless misconduct or gross negligence in the performance of his duties under this Agreement, (iv) misappropriated any property of, or committed fraud or embezzlement against, the Corporation or any of its subsidiaries or (v) been convicted of any crime (other than minor traffic violations) . If the Corporation terminates the Executive's employment pursuant to clauses (i), (ii) or (v) of this Section 11 (b), then the Corporation shall pay the Executive the accrued amounts specified in Section 11(f) and the Corporation shall have no further obligations under this Agreement. Upon termination of the Executive's employment pursuant to clauses
(iii) or (iv) of this Section 11(b) the Executive shall forfeit all accrued and unpaid amounts otherwise due him under this Agreement and the Corporation shall have no further obligations under this Agreement.

	       (c) Otherwise by the Corporation. The Corporation in its sole discretion may, upon thirty (30) days' written notice to the Executive, terminate the Executive's employment under this Agreement for any reason not otherwise specified in this Section 11 or for no reason at all. If the Corporation terminates the Executive's employment pursuant to this Section 11(c), then the Corporation shall pay him the accrued amounts specified in
Section 11(f) and the severance pay specified in Section 11(g) and the Corporation shall have no further obligations under this Agreement.

	       (d) By the Executive Upon Diminishment of Responsibility. The Executive may, upon thirty (30) days' written notice to the Corporation, terminate his employment under this Agreement if the Corporation has significantly diminished his job responsibilities and such diminishment has not been cured within ten (10) business days after receipt by the Corporation of written notice from the Executive of a claimed diminishment in his job responsibilities and the nature of the diminishment. If the Executive terminates his employment pursuant to this Section 11(d), then the Corporation shall pay him the accrued amounts specified in Section 11(f) and the severance pay specified in Section 11(g) and the Corporation shall have no further obligations under this Agreement.

	       (e) Otherwise By the Executive. The Executive may, upon ninety (90) days' written notice to the Corporation, terminate his employment under this Agreement for any reason not otherwise specified in this Section 11 or for no reason at all. If the Executive terminates his employment pursuant to this Section 11 (e), then the Corporation shall pay him the accrued amounts specified in Section 11(f) and the Corporation shall have no further obligations under this Agreement.

	       (f) Accrued Amounts. If the Executive's employment under this Agreement is terminated pursuant to Section 11 (a), 11(b) (i) , 11(b)
(ii), 11(b) (v) , 11(c), 11(d) or 11(e), then within thirty (30) days after the date of such termination, the Corporation shall pay the Executive or his legal representative the Executive's Base Pay and Incentive Pay to the extent such amounts are accrued and unpaid on the date of such termination and all expense reimbursements that are due under Section 5 and unpaid. For purposes of this Agreement, one-twelfth (1/12) of the Executive's Base Pay shall accrue at the end of each month of his employment under this Agreement and his Incentive Pay shall accrue on the last day of the relevant calendar year.

	       (g) Severance Pay. If the Executive's employment is terminated pursuant to Section 11(c) or 11(d), then (i) the Corporation shall pay the Executive severance pay in an amount equal to the Executive's Base Pay at the time of termination, payable in twelve equal monthly installments, and
(ii) during the one (1) year period following such termination the Executive shall be entitled to continue to participate in all health and disability insurance plans of the Corporation to the extent permitted under the general terms and provisions of such plans and programs, with the Corporation and the Executive each paying the same portion of the cost thereof as they did before the termination of the Executive's employment. If the Executive's continued participation in any group plans is not permitted, then in lieu thereof, the Corporation shall acquire individual insurance policies providing comparable coverage for the Executive, with the Corporation and the Executive sharing the cost of such insurance in the same proportion as they shared the cost of the Executive's health and disability insurance prior to the termination of the Executive's employment. Notwithstanding the foregoing, the Corporation shall not be required to pay for all such individual coverage an aggregate of more than two (2) times the aggregate cost of all of the Executive's group coverage at the time his employment terminated.

	12. Termination Following a Change of Control (a) If, during the Severance Period, the Executive's employment is terminated, the Executive will be entitled to the benefits provided by Section 13 unless such termination is by reason of one or more of the following events:

	       (i)     Pursuant to Section 11(a);

	       (ii)    Cause; or

	       (iii) The Executive's voluntary termination in circumstances in which Good Reason does not exist.

	(b) In the event of the occurrence of a Change of Control, the Executive may terminate his employment during the Severance Period with the right to severance compensation as provided in Section 13 upon the occurrence of one or more of the following events (regardless of whether any other reason, other than Cause as hereinabove provided, for termination exists or has occurred, including, without limitation, other employment):

		       (i) An adverse change in the nature or scope of the authorities, powers, functions, responsibilities, or duties attached to the position with the Corporation which the Executive held immediately prior to the Change of Control;

		       (ii) A reduction in the Executive's Base Pay as in effect immediately prior to any Change of Control, or as it may have been increased from time to time thereafter;

		       (iii) Any failure by the Corporation to continue in effect any plan or arrangement providing Incentive Pay in which the Executive is participating at the tine of a Change of Control (or any other plans or arrangements providing substantially similar benefits) or the taking of any action by the Corporation which would adversely affect the Executive's participation in any such plan or arrangement or reduce the Executive's benefits under any such plan or arrangement in a manner inconsistent with the practices of the Corporation prior to the Change of Control;

		       (iv) Any failure by the Corporation to continue in effect any Employee Benefits in which the Executive is participating at the time of a Change of Control (or any other plans or arrangements providing the Executive with substantially similar benefits) or the taking of any action by the Corporation which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any Employee Benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of a Change of Control;

		       (v)    The liquidation, dissolution, merger,
	       consolidation, or reorganization of the Corporation or transfer of all or substantially all of its business and/or assets, unless the successor or successors (by liquidation, merger, consolidation, reorganization, transfer, or otherwise) to which all or a significant portion of its business and/or assets have been transferred (directly or by operation of law) assumed all duties and obligations of the Corporation under this Agreement pursuant to Section 18;

		       (vi) Without limiting the generality or effect of the foregoing, any material breach of this Agreement by the Corporation or any successor thereto; or

		       (vii) Any action by the Corporation which causes the Executive's services to be performed regularly at any office or location greater than thirty-five (35) miles from the office or location where the Executive was employed immediately preceding the date of the Change of Control.

	       (c) Any termination of the Executive's employment will be communicated by Notice of Termination given in accordance with Section 19 of this Agreement.

	       13.     Severance Compensation.

	       (a) If, following the occurrence of a Change of Control, the Executive's employment is terminated by the Corporation during the Severance Period other than in the circumstances set forth in Section 12(a)(i), 12(a)(ii), or 12(a)(iii) or if the Executive terminates his employment for Good Reason:

		       (i) The Corporation will pay to the Executive in a lump sum in cash within five business days after the later of the date on which he receives the determination of the Accounting Firm required in Section 14 hereof or the Date of Termination an amount (the "Severance Payment") equal to the sum of (A) 2.5 times the Base Pay at the highest rate in effect at any time within the 90-day period preceding the date the Notice of Termination was given or, if higher, at the highest rate in effect at any time within the 90-day period preceding the date of the first occurrence of a Change of Control, plus
	       (B) an amount equal to 2.5 times the greatest amount of Incentive Pay received by the Executive during any year from and including the third year prior to the first occurrence of a Change of Control, plus (C) an amount equal to 2.5 times the matching contribution that would be made by the Corporation to the Scan-Optics, Inc. Retirement Savings Plan on Executive's behalf if the Executive deferred under such Plan four percent (adjusted for any applicable limitation under the Internal Revenue Code of 1986, as amended) of the sum of Base Pay and Incentive Pay (at the rates used in (A) and (B) above) or such higher percentage as may then be eligible for Corporation matching contributions, plus (D) an amount equal to the value (determined as of the Date of Termination and assuming exercisability as of such date) of all options granted to the Executive to acquire Corporation common stock that will not become exercisable as a result of Executive's termination;
	       and

		       (ii) For two years following the Date of Termination, the Executive shall be eligible for participation in and shall receive all benefits under such benefit plans, practices, policies and programs of the Corporation that provide medical, prescription, dental, disability, accident and life insurance coverage, with the costs of such participation to be paid by the Corporation to the same extent as prior to the Executive's termination. In the event that such continued participation is not allowed under the terms and provisions of such plans or programs, then in lieu thereof, the Corporation shall acquire individual insurance policies providing comparable coverage for the Executive; provided that if any such individual coverage is unavailable, the Corporation shall pay to the Executive an amount equal to the contributions that would have been made by the Corporation for such coverage on the Executive's behalf if the Executive had remained in the employ of the Corporation for two years following the Date of Termination.

	(b) There will be no right of set-off or counterclaim in respect of any claim, debt, or obligation against any payment to or benefit for the Executive provided for in this Section 13.

	(c) Without limiting the rights of the Executive at law or in equity, if the Corporation fails to make any payment or provide any benefit required to be made or provided under this Agreement on a timely basis, the Corporation will pay interest on the amount or value thereof at an annualized rate of interest equal to the so-called composite "prime rate" as quoted from time to time during the relevant period in the Northeast Edition of The Wall Street Journal. Such interest will be payable as it accrues on demand. Any change in such prime rate will be effective on and as of the date of such change.

	(d) Notwithstanding any other provision hereof, the parties' respective rights and obligations under this Section 13 and under Sections 14 and 16 will survive any termination or expiration of this Agreement following a Change of Control or any termination of employment following a Change of Control for any reason whatsoever.

	       14.     Excise and Other Taxes.

	The Executive shall bear all expense of, and be solely responsible for, all federal, state, local or foreign taxes due with respect to any payment received hereunder, including, without limitation, any excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"); provided, however, that the Severance Payment shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code. The foregoing determination will be made by a nationally recognized accounting firm (the "Accounting Firm") selected by the Executive and reasonably acceptable to the Corporation (which may, but will not be required to be, the Company's independent auditors). The Executive will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Corporation and the Executive within fifteen (15) days after the Date of Termination. If the Accounting Firm determines that such reduction is required by this Section 14, the Corporation shall pay such reduced amount to the Executive in accordance with Section 13(a)(i). If the Accounting Firm determines that no reduction is necessary under this Section 14, it will, at the same time as it makes such determination, furnish the Corporation and the Executive an opinion that the Executive will not be liable for any excise tax under Section 4999 of the Code. The Corporation and the Executive will each provide the Accounting Firm access to and copies of any books, records, and documents in the possession of the Corporation or the Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determinations and calculations contemplated by this
Section 14. The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by this
Section 14 will be borne by the Corporation.

	       15.     No Mitigation Obligation.

	The Corporation hereby acknowledges that it will be difficult, and may be impossible, for the Executive to find reasonably comparable employment following the Date of Termination. The payment of severance compensation by the Corporation to the Executive in accordance with the terms of this Agreement will be liquidated damages, and the Executive will not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor will any profits, income, earnings, or other benefits from any source whatsoever create any mitigation, offset, reduction, or any other obligation on the part of the Executive hereunder or otherwise.

	       16.     Legal Fees and Expenses.

	If the Corporation has failed to comply with any of its obligations under this Agreement or in the event that the Corporation or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, the Executive the benefits provided or intended to be provided to the Executive hereunder, the Corporation irrevocably authorizes the Executive from time to time to retain counsel of the Executive's choice, at the expense of the Corporation to the extent hereafter provided, to advise and represent the Executive in connection with any such interpretation, enforcement, or defense, including, without limitation, the initiation or defense of any litigation, arbitration or other legal action, whether by or against the Corporation or any member of the Board, officer, stockholder, or other person or entity affiliated with the Corporation, in any jurisdiction.
If the Executive prevails, in whole or in part, in connection with any such litigation, arbitration or other legal action, the Corporation will pay and be solely financially responsible for any and all attorneys' and related fees' and expenses incurred by the Executive in connection with such litigation.


	       17.     Withholding of Taxes.

	Except as otherwise provided in this Agreement, the Corporation may withhold from any amounts payable under this Agreement all federal, state, city, or other taxes as the Corporation is required to withhold pursuant to any law or government regulation or ruling.

	       18. Successors and Binding Agreement: (a) The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization, or otherwise) to all or substantially all of the business and/or assets of the Corporation, by agreement in form and substance satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Corporation would be required to perform if no such succession had taken place. This Agreement will be binding upon and inure to the benefit of the Corporation and any successor to the Corporation, including, without limitation, any persons acquiring directly or indirectly all or substantially all of the business and/or assets of the Corporation whether by purchase, merger, consolidation, reorganization, or otherwise (and such successor will thereafter be deemed the "Corporation" for the purposes of this Agreement), but will not otherwise be assignable, transferable, or delegable by the Corporation.

	(b) This Agreement will inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, and/or legatees.

	(c) This Agreement is personal in nature and neither of the parties hereto will, without the consent of the other, assign, transfer, or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 18(a) and 18(b). Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder will not be assignable, transferable, or delegable, whether by pledge, creation of a security interest, or otherwise, other than by a transfer by will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this Section 18(c), the Corporation will have no liability to pay any amount so attempted to be assigned, transferred, or delegated.

	19.    Notice.

	       Any notice permitted or required under this Agreement shall be deemed to have been given three (3) days after written notice is sent by registered mail or one (1) day after written notice is sent by overnight "Express Mail" or overnight courier service, addressed as follows: (a) if to the Corporation, at 169 Progress Drive, Manchester, Connecticut 06040-2294,
Attention: Corporate Secretary; and (b) if to the Executive, at 9 Pheasant Crossing, Glastonbury, Connecticut 06033. Any party may, in accordance with the provisions of this Section, give written notice of change of address, in which event all such notices shall be given as above provided at such changed address, except that notices of changes of address will be effective only upon receipt.

	20.    Arbitration.

	       Any dispute that may arise between the parties hereunder, other than a dispute in which the primary relief sought is an equitable remedy such as an injunction, shall be submitted to binding arbitration in Hartford, Connecticut in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association; provided that any such dispute shall first be submitted to the Corporation's Board of Directors in an effort to resolve such dispute without resort to arbitration.

	21.    Entire Agreement.

	       This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements between them relating thereto. The parties agree that no other promises or inducement have been made unless contained in writing and attached hereto or incorporated by reference. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the parties hereto. Failure by any party to exercise any right or privilege granted by this Agreement or to insist upon full performance of all obligations or duties hereunder shall not be construed as a waiver of any such rights, privileges, obligations or duties or as the creation of any custom contrary thereto.

	22.    Applicable Law.

	       This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut applicable to agreements executed and to be performed in such State, without giving effect to the principles of conflicts of laws of such State, to the extent not preempted by applicable federal law.

	       23.     Validity.

	If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable, or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid, unenforceable, or otherwise illegal will be reformed to the extent (and only to the extent) necessary to make it enforceable, valid, or legal.

	       24.     Non-Exclusivity of Rights.

	Nothing in this Agreement will prevent or limit the Executive's present or future participation in any benefit, bonus, incentive, or other plan or program provided by the Corporation for which the Executive may qualify, nor will this Agreement in any manner limit or otherwise affect such rights as the Executive may have under any stock option or other agreements with the Corporation. Amounts or benefits which are vested or which the Executive is otherwise entitled to receive under any plan or program of the Corporation at or subsequent to the Date of Termination will be payable in accordance with such plan or program, except as otherwise expressly provided in this Agreement; provided, however, that any amounts received by the Executive pursuant to this Agreement shall be in lieu of (but, if necessary to give effect to this provision, shall be reduced by) any benefits which the Executive is entitled to receive or may become entitled to receive under any reduction-in-force or severance pay plan or practice which the Corporation now has in effect or may hereafter put into effect, and any severance benefits required under federal or state law to be paid to the Executive.

	       25.     Certain Defined Terms.

	In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

	       (a) "Base Pay" means the Executive's annual aggregate base salary from the Company at the time in question.

	       (b) "Change of Control" means a change in control of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not the Corporation is then subject to such reporting requirement; provided that, without limitation, such a Change of Control shall be deemed to have occurred if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 22% or more of the combined voting power of the Corporation's then outstanding securities; or (B) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board of Directors of the Corporation and any new directors, whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

	       (c) "Cause" means that, prior to any termination of employment by the Executive for Good Reason, there shall have occurred any of the events listed in clauses (i) through (v) of the first sentence of Section 11(b).

	       (d) "Date of Termination" means the date of receipt of a Notice of Termination or any later date specified therein, as the case may be; provided, however, that if the Executive's employment is terminated by the Corporation other than for Cause or for disability pursuant to Section 11(a), the Date of Termination will be the date on which the Executive receives a Notice of Termination from the Corporation; and provided further, if the Executive's employment is terminated by reason of death or disability pursuant to Section
	11(a), the Date of Termination will be the last day of the month in which occurs the date of death or the disability effective date, as the case may be.

	       (e) "Employee Benefits" means the perquisites, benefits and service credit for benefits as provided under the plans and programs maintained by the Corporation, including, but not limited to, plans and programs which are "employee benefit plans" under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and any amendment or successor to such plans or programs (whether insured, funded or unfunded).

	       (f) "Good Reason" means the occurrence of any of the events listed in Sections 12(b)(i) through 12(b)(vii), inclusive.

	       (g) "Incentive Pay" means an annual amount equal to the aggregate annual bonus, incentive compensation or performance pay, in addition to Base Pay, made or to be made in regard to services rendered in any calendar year or performance period pursuant to any bonus, incentive compensation or performance pay plan of the Corporation.

	       (h) "Notice of Termination" means a written notice which (i) indicates the specific provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination under the provision so indicated, and (iii) if the effective date of the termination is other than the date of receipt of such notice, specifies the effective date of termination (which date will be not more than sixty (60) days after the giving of such notice). The failure by the Executive to set forth in the Notice of Termination any fact or circumstance which contributes to a showing that the Executive is entitled to the benefits intended to be provided by this Agreement will not constitute a waiver of any right of the Executive hereunder or otherwise preclude the Executive from later asserting such fact or circumstance in enforcing the Executive's rights hereunder.

	       (i) "Severance Period" means the period of time commencing on the date of an occurrence of a Change of Control and continuing until the earlier of (i) the date which is two years following the occurrence of the Change of Control and (ii) the Executive's death.

	26.    Counterparts.

	       This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

					   SCAN-OPTICS, INC.



ATTEST: /s/ William H. Cuddy               By: /s/ E. Bulkeley Griswold
	   Secretary                           Name: E. Bulkeley Griswold
					       Title: Director, Chairman
						      Compensation Committee



WITNESS: /s/ Jeanne Taylor                     /s/ James C. Mavel
						   James C. Mavel




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